UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 14)*

Incyte Corporation

(Name of Issuer)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

45337C102

(CUSIP number)

Leo Kirby

667 Madison Avenue, 21st Floor

New York, NY 10065

(212) 339-5633

(Name, address and telephone number of person authorized to receive notices and communications)

November 7, 2013

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

(Continued on the following pages)

________________________________

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45337C102	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Baker Bros. Advisors LP 13-4093645
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 19,587,165
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 19,587,165
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 19,587,165
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.8%(1)
14.	TYPE OF REPORTING PERSON (See Instructions) IA

(1) Based on 161,119,554 shares of the Issuer’s common stock outstanding as of October 14, 2013, as reported in the Issuer’s quarterly report on Form 10-Q filed with the SEC on October 31, 2013.

CUSIP No. 45337C102	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Baker Bros. Advisors (GP) LLC 46-37147749
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 19,587,165
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 19,587,165
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 19,587,165
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.8%(1)
14.	TYPE OF REPORTING PERSON (See Instructions) HC

(1) Based on 161,119,554 shares of the Issuer’s common stock outstanding as of October 14, 2013, as reported in the Issuer’s quarterly report on Form 10-Q filed with the SEC on October 31, 2013.

CUSIP No. 45337C102	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Julian C. Baker
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 19,719,314 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 19,719,314 (1)
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 19,719,314 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.9%(2)
14.	TYPE OF REPORTING PERSON (See Instructions) IN, HC

(1) Includes 170,000 shares of the Issuer’s common stock underlying 170,000 options directly held and 7,289 shares of the Issuer’s common stock issuable based upon conversion of 4.75% Convertible Senior Notes due 2015 (conversion subject to the limitations described in Item 5) directly held.

(See Item 5 for additional information).

(2) Based on 161,119,554 shares of the Issuer’s common stock outstanding as of October 14, 2013, as reported in the Issuer’s quarterly report on Form 10-Q filed with the SEC on October 31, 2013.

CUSIP No. 45337C102	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Felix J. Baker
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 19,526,731 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 19,526,731 (1)
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 19,526,731 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.8%(2)
14.	TYPE OF REPORTING PERSON (See Instructions) IN, HC

(1)	Includes 7,403 shares of the Issuer’s common stock issuable based upon conversion of 4.75% Convertible Senior Notes due 2015 (conversion subject to the limitations described in Item 5) directly held. (See Item 5 for additional information).
(2)	Based on 161,119,554 shares of the Issuer’s common stock outstanding as of October 14, 2013, as reported in the Issuer’s quarterly report on Form 10-Q filed with the SEC on October 31, 2013.

CUSIP No. 45337C102	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) FBB2, LLC 45-5474130
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 15,110
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 15,110
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 15,110
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.01%(1)
14.	TYPE OF REPORTING PERSON (See Instructions) OO

(1) Based on 161,119,554 shares of the Issuer’s common stock outstanding as of October 14, 2013, as reported in the Issuer’s quarterly report on Form 10-Q filed with the SEC on October 31, 2013.

CUSIP No. 45337C102	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) FBB Associates 13-3843860
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 33,410
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 33,410
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 33,410
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.02%(1)
14.	TYPE OF REPORTING PERSON (See Instructions) OO

(1) Based on 161,119,554 shares of the Issuer’s common stock outstanding as of October 14, 2013, as reported in the Issuer’s quarterly report on Form 10-Q filed with the SEC on October 31, 2013.

CUSIP No. 45337C102	13D

Amendment No. 14 to Schedule 13D

This Amendment No. 14 to Schedule 13D amends and supplements the statements on the previously filed Schedules 13D filed by Baker Bros. Advisors LP (the “Adviser”), Baker Bros. Advisors (GP) LLC (the “Adviser GP”), Julian C. Baker, Felix J. Baker, FBB2, LLC (“FBB2”) and FBB Associates (“FBB”) (collectively the “Reporting Persons”). Except as supplemented herein, such statements, as hereto amended and supplemented, remain in full force and effect.

The Adviser GP is the sole general partner of the Adviser. Pursuant to the amended and restated management agreements, as amended, among the Adviser, Baker Brothers Life Sciences, L.P. (“Life Sciences”), 14159, L.P. (“14159”), and 667, L.P. (“667”, and together with Life Sciences and 14159, the “Funds”), and their respective general partners, the Adviser has complete and unlimited discretion and authority with respect to the Funds’ investments and voting power over investments.

Item 3. Source and Amount of Funds or Other Consideration

The disclosure regarding the purchase of the Notes (as defined below) pursuant to the Private Placement (as defined below) in Item 4 is incorporated by reference herein.

Item 4. Purpose of the Transaction.

On November 7, 2013, Incyte Corporation (the “Issuer”) announced the pricing of a private placement of $700 million aggregate principal amount of its convertible senior notes (the “Private Placement”), consisting of $350 million aggregate principal amount of 0.375% convertible senior notes due November 15, 2018 (the “2018 Notes”) and $350 million aggregate principal amount of 1.25% convertible senior notes due November 15, 2020 (the “2020 Notes,” and together with the 2018 Notes, the “Notes”).  The Issuer granted the initial purchasers of the Notes a 30-day option to purchase up to an additional $25 million aggregate principal amount of each series of the Notes.

The 2018 Notes will mature on November 15, 2018, and the 2020 Notes will mature on November 15, 2020. The 2018 Notes and 2020 Notes will bear cash interest, payable semi-annually, and will not be redeemable prior to maturity. The 2018 Notes and 2020 Notes will be convertible only during certain periods and subject to certain circumstances, into cash, shares of the Issuer’s common stock, or a combination of cash and shares of the Issuer’s common stock, at the Issuer’s election. The initial conversion rate for the 2018 Notes and the 2020 Notes is 19.3207 shares of common stock per $1,000 principal amount of notes, which represents an initial conversion price of approximately $51.76 per share, and is subject to adjustment in certain circumstances.

On November 7, 2013 (pursuant to the Repurchase Agreement, as defined below), 667, Life Sciences, and 14159 agreed to purchase $25,000,000, $219,544,000 and $5,456,000 principal of each of the Issuer’s 2018 Notes and 2020 Notes, respectively, at par, totaling $500,000,000 principal in the aggregate. Each of 667, Life Sciences, and 14159, purchased the 2018 Notes and 2020 Notes with their working capital.

Also, on November 7, 2013, the Funds entered into a letter agreement (“Letter Agreement”) with the Issuer which, among other things, established certain transfer restrictions on the securities of the Issuer, registration rights relating to the Notes and the Issuer’s shares of common stock underlying the Notes and certain restrictions on the conversion of the Notes. More specifically, according to the Letter Agreement, as long as any of the Funds and/or their affiliates (including the Reporting Persons) remain affiliates of the Issuer (as defined in the Securities Act of 1933, as amended (the “Securities Act”)), no sales of the Notes or shares underlying the Notes that constitute restricted shares (as defined in the Securities Act) may occur until the later of one year after the date of the original issuance of the Notes (or such shorter period of time as permitted by Rule 144 under the Securities Act) and 90 days after the relevant Fund and/or affiliate ceases to be an affiliate, subject to certain exceptions, including in reliance on Rule 144 and Rule 144A under the Securities Act. Also, the Funds may request that the Issuer prepare and file a shelf registration statement (which may include an underwritten offering, with the prior written consent of the Issuer) to register the Notes and/or the shares underlying the Notes, subject to certain limitations. The disclosure regarding the restrictions on conversion of the Notes in Item 5 is incorporated by reference herein.

CUSIP No. 45337C102	13D

The forgoing description of the Letter Agreement (included in this Item 4 and incorporated by reference from Item 5) does not purport to be a complete and is qualified in its entirety by reference to the full text of the Letter Agreement which is filed as Exhibit 10.1 and is incorporated by reference herein.

Also on November 7, 2013, the Issuer entered into a repurchase agreement (the “Repurchase Agreement”) with the Funds under which the Issuer has agreed to repurchase 4.75% convertible senior notes due November 1, 2015 (“2015 Notes”) for an aggregate consideration, including accrued interest, of approximately $475 million, or a total of approximately $500 million if the option granted to the initial purchasers in respect of each series of notes is exercised in full. Pursuant to the Repurchase Agreement, the Issuer agreed to repurchase $20,922,000, $88,153,000 and $2,459,000 principal of the Issuer’s 2015 Notes from 667, Life Sciences and 14159, respectively, at a price of $425.8779 totaling $474,998,602.13 in the aggregate. Also pursuant to an Additional Repurchase Agreement dated November 8, 2013 (the “Additional Repurchase Agreement”) the Issuer agreed to repurchase an additional $1,084,000, $4,567,000 and $127,000 principal of the Issuer’s 2015 Notes from 667, Life Sciences and 14159, respectively, at a price of $432.6015, totaling $24,995,714.47 in the aggregate. For purposes of this Amendment No. 14, nomenclature of par equals 100. The Private Placement, and the transactions related to the Repurchase Agreement and Additional Repurchase Agreement closed on November 14, 2013.

The foregoing descriptions of the Repurchase Agreement and the Additional Repurchase Agreement do not purport to be a complete and are qualified in their entirety by reference to the full text of the Repurchase Agreement and the Additional Repurchase Agreement, respectively, which are filed as Exhibits 10.2 and 10.3, respectively, to this Amendment No. 14 and are incorporated by reference herein.

The Funds hold the securities for investment purposes. Whether the Reporting Persons or their affiliates purchase any additional securities or dispose of any securities, and the amount and timing of any such transactions, will depend upon the Reporting Persons’ continuing assessments of pertinent factors, including the availability of shares of Common Stock or other securities for purchase at particular price levels, the business and prospects of the Issuer, other business investment opportunities, economic conditions, stock market conditions, money market conditions, the attitudes and actions of the board of directors and management of the Issuer, the availability and nature of opportunities to dispose of shares in the Issuer and other plans and requirements of the particular entities. As of the date of this Amendment No. 14, the Reporting Persons and/or their affiliates have had discussions with management regarding the operations of the Issuer and may discuss items of mutual interest with the Issuer, which could include items in subparagraphs (a) through (j). Julian C. Baker is a Director of the Issuer and acts a representative of the Reporting Persons.

Depending upon their assessments of the above factors from time to time, the Reporting Persons or their affiliates may change their present intentions as stated above, including assessing whether to make suggestions to the management of the Issuer regarding financing, and whether to acquire additional securities of the Issuer, including shares of Common Stock (by means of open market purchases, privately negotiated purchases, exercise of some or all of the Stock Options (as defined below), or otherwise) or to dispose of some or all of the securities of the Issuer, including shares of Common Stock, under their control.

CUSIP No. 45337C102	13D

Except as otherwise disclosed herein, at the present time, the Reporting Persons do not have any plans or proposals with respect to any extraordinary corporate transaction involving the Issuer including, without limitation, those matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Amendment No. 14 are incorporated herein by reference. The calculation of beneficial ownership for purposes of this Schedule 13D does not reflect the conversion of the $259,000,000 and $274,500,000 principal amount of the 2018 Notes and 2020 Notes, respectively, because the Issuer may, at its option, settle a conversion request in either cash or shares of common stock.

Set forth below is the aggregate number of shares of common stock of the Issuer directly held by each of the Funds as well as shares of common stock of the Issuer that may be acquired upon conversion of the 2015 Notes, 2018 Notes and 2020 Notes at a presently applicable conversion price of $8.78, $51.758 and $51.758, respectively, by the Funds, not withstanding the ability of the Issuer to settle the Notes, at its option in cash or shares of the Issuer’s common stock and the limitations on conversion described below.

Holder	Shares of Common Stock	Common Stock Underlying 2015 Notes	Common Stock Underlying 2018 Notes	Common Stock Underlying 2020 Notes
667, L.P.	2,023,937	864,123	483,017	483,017
Baker Brothers Life Sciences, L.P.	12,430,783	3,640,888	4,411,415	4,703,621
14159, L.P.	355,839	101,595	109,626	116,890

The number of shares of Common Stock that may be acquired by the Funds upon any conversion of the 2015 Notes is limited to the extent necessary to ensure that, following such conversion, the total number of shares of common stock then beneficially owned by the Funds and their affiliates does not exceed 19.999% of the total outstanding common stock of the Issuer.  As a result of this restriction, the number of shares that may be issued upon conversion of the 2015 Notes by the Funds may change depending upon changes in the outstanding shares of common stock.

Pursuant to the Letter Agreement, the number of shares of Common Stock that may be acquired by the Funds and their affiliates upon any conversion of the Notes is limited to the extent that after such delivery of the shares of Issuer common stock underlying the Notes the Funds and their affiliates would have beneficial ownership of the Issuer’s common stock in excess of 19.999% of the total outstanding common stock of the Issuer.  As a result of this restriction, the number of shares that may be issued upon conversion of the Notes by the Funds may change depending upon changes in the outstanding shares of common stock.

CUSIP No. 45337C102	13D

Additionally, pursuant to the Letter Agreement, if at any time the beneficial ownership of the Funds and their affiliates is less than 10% of the shares of the Issuer’s common stock outstanding, the number of shares of Common Stock that may be acquired by the Funds and their affiliates upon any conversion of the Notes will be limited to the extent that after such delivery of the shares of Issuer common stock underlying the Notes the Funds and their affiliates would have beneficial ownership of the Issuer’s common stock in excess of 9.999% of the total number of the issued and outstanding shares of the Issuer’s common stock (including for such purpose the shares of common stock issuable upon conversion of the 2018 Notes and 2020 Notes).

Further, pursuant to the Letter Agreement, if at any time the beneficial ownership of the Funds and their affiliates is less than 5% of the shares of the Issuer’s common stock outstanding, the number of shares of common stock that may be acquired by the Funds and their affiliates upon any conversion of the Notes will be limited to the extent that, after such delivery of the shares of Issuer common stock underlying the Notes, the Funds and their affiliates would have beneficial ownership of the Issuer’s common stock in excess of 4.999% of the total number of the issued and outstanding shares of the Issuer’s common stock (including for such purpose the shares of common stock issuable upon the conversion of the 2018 Notes and 2020 Notes).

At any time that the Funds and their affiliates may, by written notice to the Issuer, from time to time increase or decrease either or both of the 9.999% the ownership limitation or the 4.999% ownership limitation set forth in the Letter Agreement to any other percentage not in excess of 19.999% specified in such notice. Pursuant to the Letter Agreement, any such increase will not be effective until the 65th day after such notice is delivered to the Issuer.

The Adviser GP, Felix J. Baker and Julian C. Baker as principals of the Adviser GP, and the Adviser may be deemed to be beneficial owners of securities of the Issuer directly held by the Funds, and may be deemed to have the power to vote or direct the vote of and the power to dispose or direct the disposition of such securities.

Each of the Adviser, the Adviser GP, Felix J. Baker and Julian C. Baker disclaims beneficial ownership of the securities held by each of the Funds, and this Amendment No. 14 shall not be deemed an admission that any of the Adviser, the Adviser GP, Felix J. Baker or Julian C. Baker is the beneficial owners of such securities for purposes of Section 13(d) or for any other purpose.

Julian C. Baker and Felix J. Baker are also the sole partners of FBB and the sole managers of FBB2, and as such may be deemed to be beneficial owners of securities owned by FBB and FBB2 and may be deemed to have the power to vote or direct the vote and dispose or direct the disposition of those securities.

(c) The disclosure regarding the acquisition of Notes and the disposition of 2015 Notes pursuant to the Repurchase Agreement and the Additional Repurchase Agreement in Item 4 is incorporated by reference herein. The below transactions in Notes were effected by the entities noted below during the sixty days preceding the filing of this schedule. All transactions described below were effected in over the counter transactions on the open market. Except as otherwise set forth in this Amendment No. 14 or in previous Schedules 13D filed by the Reporting Persons, none of the reporting Persons and/or any of their affiliates have effected any other transactions in securities of the issuer during the past 60 days.

CUSIP No. 45337C102	13D

Name	Date	Security	Principal Amount of Convertible Notes	Transaction	Price
Baker Brothers Life Sciences, L.P.	11/8/2013	2018 Notes	3,415,000	Purchase	104.125
14159, L.P.	11/8/2013	2018 Notes	85,000	Purchase	104.125
Baker Brothers Life Sciences, L.P.	11/8/2013	2018 Notes	5,367,000	Purchase	104.0909
14159, L.P.	11/8/2013	2018 Notes	133,000	Purchase	104.0909
Baker Brothers Life Sciences, L.P.	11/8/2013	2020 Notes	4,879,000	Purchase	104.75
14159, L.P.	11/8/2013	2020 Notes	121,000	Purchase	104.75
Baker Brothers Life Sciences, L.P.	11/8/2013	2020 Notes	2,439,000	Purchase	103.75
14159, L.P.	11/8/2013	2020 Notes	61,000	Purchase	103.75
Baker Brothers Life Sciences, L.P.	11/8/2013	2020 Notes	9,758,000	Purchase	104.25
14159, L.P.	11/8/2013	2020 Notes	242,000	Purchase	104.25
Baker Brothers Life Sciences, L.P.	11/8/2013	2020 Notes	6,830,000	Purchase	104.5179
14159, L.P.	11/8/2013	2020 Notes	170,000	Purchase	104.5179

(d) Certain securities of the Issuer are held directly by 667, a limited partnership the sole general partner of which is Baker Biotech Capital, L.P., a limited partnership the sole general partner of which is Baker Biotech Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the controlling members of Baker Biotech Capital (GP), LLC.

Certain securities of the Issuer are held directly by Life Sciences, a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital, L.P., a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the controlling members of Baker Brothers Life Sciences Capital (GP), LLC.

Certain securities of the Issuer are held directly by 14159, a limited partnership the sole general partner of which is 14159 Capital, L.P., a limited partnership the sole general partner of which is 14159 Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the controlling members of 14159 Capital (GP), LLC.

(e) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The description of the Letter Agreement, the Repurchase Agreement, and the Additional Repurchase Agreement is incorporated by reference herein.

The Letter Agreement, the Repurchase Agreement and the Additional Repurchase Agreement are filed as Exhibits 10.1, 10.2 and 10.3, respectively, to this Amendment No. 14 and are incorporated herein by reference.

CUSIP No. 45337C102	13D

ITEM 7. Materials to be Filed as Exhibits.

Exhibit 10.1:	Letter Agreement dated November 7, 2013, by and among Incyte Corporation, 667, L.P., Baker Brothers Life Sciences, L.P. and 14159, L.P.

Exhibit 10.2:	Repurchase Agreement, dated November 7, 2013, by and among Incyte Corporation, 667, L.P., Baker Brothers Life Sciences, L.P. and 14159, L.P.

Exhibit 10.3:	Additional Repurchase Agreement, dated November 8, 2013, by and among Incyte Corporation, 667, L.P., Baker Brothers Life Sciences, L.P. and 14159, L.P.

Exhibit 99.1:	Agreement regarding the joint filing of this statement.

CUSIP No. 45337C102	13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 14, 2013

BAKER BROS. ADVISORS LP

By: Baker Bros. Advisors (GP) LLC, its general partner

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing
Title: President

BAKER BROS. ADVISORS (GP) LLC

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing
Title: President

/s/ Julian C. Baker
Julian C. Baker

/s/ Felix J. Baker
Felix J. Baker

FBB Associates

By:	/s/ Julian C. Baker
Name: Julian C. Baker
Title: Partner

FBB2, LLC

By:	/s/ Julian C. Baker
Name: Julian C. Baker
Title: Manager